PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Appendix 4E
Preliminary Financial Report

for the year ended
30 June 2007

(and previous corresponding period: year ended 30 June 2006)

In compliance with Listing Rule 4.3A

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisiting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

DIRECTORS

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Prof. Colin Masters	Executive Director Resigned 2 July 2007
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director

REVIEW OF OPERATIONS

Key Events Summary

> October 2006, Prana obtains regulatory approval in Sweden for PBT2. Prana's lead proprietary MPAC from Sweden's Medical Products Agency (MPA) to start a Phase IIa clinical in patients with early Alzheimer's disease.

> December 2006, dosing commenced for a Phase IIa clinical trial of PBT2 in patients with early Alzheimer's Disease (AD). The 'PBT2-201-Euro trial' is to be conducted in seven centres throughout Sweden - focusing on the safety and tolerability of PBT2 and its effects on the mechanism and progression of the disease as well as investigating biomarkers of AD from both the cerebrospinal fluid (CSF) and plasma, as well as indicators of cognition.

> March 2007, Prana convenes inaugural Research & Development Advisory Board ('R&D Board') to oversee Prana's clinical pipeline. The R&D Board to be chaired by Professor Jeffrey L. Cummings, MD; the Director and Founder of the UCLA Alzheimer's Disease Center; the Augustus S. Rose Professor of Neurology at UCLA; and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship.

> June 2007, new animal efficacy data on PBT2 is presented at the Alzheimer's Association International Conference on Prevention of Dementia, in Washington D.C. by Professor Colin Masters MD, Executive Director and Laureate Professor Mental Health Research Institute. The company reported that PBT2 reduced Abeta oligomer levels detected in secretions from the brains of conscious, freely-moving AD transgenic mice within 4hrs of oral administration. This observation was reproduced in two genetically distinct mouse models.

> August 2007, Prana announces successful interim independent safety report on the Phase IIa PBT2-201-Euro trial based on the 63% of patients that have either entered or completed the trial.

Drug Development and Research

PBT2 Clinical Development.

Prana's PBT2 Phase IIa trial in early AD patients commenced in Sweden in December 2006. The 'PBT2-201-Euro' trial is a randomized, double blind, placebo-controlled study, based in Sweden, in which 80 AD patients – male and female subjects 55 years or older – will randomly receive three (3) months treatment with one of two oral dose levels of PBT2, or placebo. 20 patients will receive a 50mg dose; 30 patients will receive a 250mg dose; and 30 patients will receive the placebo. The primary endpoint of the study will be the safety and tolerability of PBT2. The efficacy endpoints will be PBT2's effect on cerebrospinal fluid (CSF) and plasma biomarkers as well as determining the impact of PBT2 on specific cognitive activity. Principal Investigator for the trial is Professor Lars Lannfelt, MD, PhD, of the department of Public Health/Geriatrics at Uppsala University. Professor Lannfelt has a long track history in biomarker research with many leading AD drug development companies.

As of the time of the preparation of this report, the independent Data Safety Monitoring Board (DSMB) has reported that they have reviewed blinded data from over 50 patients. With 30 patients having completed the trial, and no treatment related serious adverse events or withdrawals, the DSMB confirmed that the trial is safe to continue. Accordingly, the Phase IIa trial is expected to be completed by the end of 2007 with results reported by the end of first quarter 2008.

During 2007, the company also commenced scale up manufacture activities for PBT2 to support the supply of Prana's future plans for PBT2 in later stage development in AD and potential secondary therapeutic indications for PBT2 in Prana's development pipeline.

PBT2 Research and Animal Modelling

In June 2007, the company presented new animal efficacy data on PBT2 which confirmed the potent effect that PBT2 has on soluble aggregates of Abeta protein in transgenic animal models of AD. Presenting at the Alzheimer's Association International Conference on Prevention of Dementia, in Washington D.C. Professor Colin Masters MD, reported that Prana scientists had been able to track the reduction of Abeta oligomer levels in secretions from the brains of conscious, freely-moving AD transgenic mice within 4hrs of oral administration. This observation was reproduced in two genetically distinct mouse models and demonstrates that PBT2 is able to target and reduce brain levels of the toxic forms of Abeta associated with the pathology of AD.

Also presented was new positive animal cognition data from the two genetically AD transgenic mice. This data both confirmed the animal cognition data presented by Prana at the International Conference of Alzheimer's Disease in Madrid July 2006, and demonstrated for the first time that the improvement in cognition observed in the transgenic mice could be correlated with changes in AD brain biomarkers.

MPAC Pipeline development

The MPAC chemical library has continued to expand and mature, with several potential lead compounds being identified from non-8-hydroxyquinoline chemical scaffolds as 'follow-up' pipeline candidates to PBT2. The 'PBT3' and 'PBT4' series of compounds are being pursued to build Prana's prospective pipeline in AD and other indications.

The PBT3 series is being developed as a series of follow up compounds in AD behind PBT2. The PBT3 series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class, offering differentiation in drug pharmacology and efficacy. Several NCE PBT3 lead compounds have been identified as potential candidates for AD and it is anticipated that formal selection of 'the PBT3' will occur by the end of 2007 for entry into formal toxicology evaluation, during 2008.

Beyond AD, Prana has pursued alternative applications for its platform in Huntington's Disease (HD), Parkinson's Disease (PD), Age-related Macular degeneration (AMD) and selected cancers. *The PBT4 series* is being developed as candidate lead compounds from the MPAC platform for use in one or more of these new pipeline indications. As for the PBT3 series, this series comprises a different chemical scaffold to the 8-hydroxyquinoline chemical class, offering differentiation in drug pharmacology and efficacy.

Alzheimer's Disease Immunotherapy

The science behind the MPAC platform also suggests that the oxidatively modified forms of the Abeta oligomers found in the AD brain, could of themselves be immunological targets for vaccine development. Prana is attempting to validate this selective immunological strategy and plans to conduct a mouse passive vaccine trial with selective monoclonal antibodies which target a proprietary pathological Abeta target epitope but not the normal, endogenous Abeta. Currently, Prana is screening monoclonal antibodies for selection to conduct this proof of concept mouse trial early 2008.

Amyloid targeting Metallocomplexes

New chemical entities have been generated by Prana scientists which are capable of binding to the metal binding site of Abeta and able to block the binding of metal to the Abeta. In vitro and in vivo screening to date, indicates that the toxicity and quantity of Abeta in the transgenic AD mouse brain can be reduced. These 'metallocomplex' compounds are also being investigated for potential as novel AD brain imaging agents.



Prana Asset Pipeline
Slide 1
Research
Development
MPAC MOA
PBT2
Alzheimer's Disease
PBT2
2° Indication (Huntington's Disease)
PBT3 series
AD or 2° Indication
PBT4 series
2° or 3° Indication
Immuno-therapy
Alzheimer's Disease
Metallocomplex MOA
VK-12
AD, PD, Cancer
VK-11
Imaging
Prana Biotechnology Ltd
Confidential

Intellectual Property Developments:
Prana continues to adopt an aggressive intellectual property strategy to improve protection of its platform technology and drug assets, with emphasis upon broad 'composition of matter' claims that are also designed to limit opportunities for competition.

> Two International patent applications - the first directed to the 8-hydroxyquinoline MPAC chemical class and the second to several 'follow up' next generation MPAC chemical classes and their uses in numerous neurological disorders including AD are making successful progress in their prosecution through a significant number of international patent offices.
> A third patent application directed to a selected 'follow up' MPAC chemical class has now entered national phase before an extensive list of international patent offices.
> A patent application directed to PBT1 (clioquinol) for HD has begun national phase prosecution in the United States, Europe, China and Australia.
> Two Australian provisional patent applications were converted to complete International (PCT) applications, covering new disease indications, AMD and selected cancer for MPAC's.
> A provisional patent application directed to new variant forms of quinoline MPAC compounds was filed in Australia.
> A provisional patent application directed to metal delivery compounds was filed in the USA in conjunction with the University of Melbourne.
> A patent application directed to the use of specified metal binding agents in combination with PBT1 as an anti-amyloidosis agent, including AD, exclusively licensed from Massachusetts General Hospital (MGH) has been allowed in Canada.
> A patent application also exclusively licensed from MGH, directed to the use of selected 8-hydroxyquinoline agents that target human cataracts was granted in Australia and a divisional patent was allowed in the USA directed to a method for identifying an agent for the treatment of cataracts.

This report is made in accordance with a resolution of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Melbourne
Dated 31 August 2007

Appendix 4E for the Year Ended 30 June 2007

Results for announcement to the market

Current Reporting Period - Year Ended 30 June 2007
Previous Reporting Period - Year Ended 30 June 2006

Revenue from continuing operations	down	33.45%	to	$507,150
Loss after tax attributable to members	down	3.87%	to	($11,142,320)
Net loss for the period attributable to members	down	3.87%	to	($11,142,320)

Dividends (distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 30 June 2007	3.70
As at 30 June 2006	6.09

Loss per share attributable to the ordinary equity holders of the Company, from overall operations (Basic and diluted)

As at 30 June 2007	7.92
As at 30 June 2006	9.05

Record date for determining entitlements to the dividend, (in the case of a trust, distribution): n/a

Explanation of the above information:
Refer to the Directors' Report - Review of Operations.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Notes	Consolidated Entity	
		30 June 2007	30 June 2006
		$	$
Revenue from continuing operations		507,150	762,023
Other income		287	288,263
Intellectual property expenses		(600,232)	(466,426)
Auditor and accounting expenses		(260,117)	(205,815)
Research and development expenses		(4,492,193)	(7,613,045)
Personnel expenses		(4,554,731)	(3,418,008)
Depreciation expenses		(58,582)	(118,196)
Other expenses		(1,008,563)	(824,625)
Travel expenses		(309,997)	(212,184)
Public relations and marketing expenses		(215,455)	(134,750)
Foreign exchange gain/(loss)		(757,578)	223,454
Gain on fair valuation of financial liabilities		607,691	128,715
LOSS BEFORE INCOME TAX		(11,142,320)	(11,590,594)
INCOME TAX EXPENSE		-	-
LOSS FOR THE PERIOD		(11,142,320)	(11,590,594)
		Cents	Cents
Loss per share attributable to the ordinary equity holders of the Company, from overall operations			
Basic loss per share	8	(7.92)	(9.05)
Diluted loss per share	8	(7.92)	(9.05)

The above Income Statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2007

	Note	Consolidated Entity 30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents		7,409,256	10,013,778
Trade and other receivables		96,499	194,161
Other		168,539	110,832
TOTAL CURRENT ASSETS		7,674,294	10,318,771
NON-CURRENT ASSETS			
Plant and equipment		47,891	102,375
TOTAL NON-CURRENT ASSETS		47,891	102,375
TOTAL ASSETS		7,722,185	10,421,146
CURRENT LIABILITIES			
Trade and other payables		1,661,609	1,538,358
Provisions		77,465	76,672
TOTAL CURRENT LIABILITIES		1,739,074	1,615,030
NON-CURRENT LIABILITIES			
Other financial liabilities	5	321,001	928,692
Provisions		49,915	76,766
TOTAL NON-CURRENT LIABILITIES		370,916	1,005,458
TOTAL LIABILITIES		2,109,990	2,620,488
NET ASSETS		5,612,195	7,800,658
EQUITY			
Issued and unissued capital	6	53,988,412	46,274,127
Reserves	7	4,106,821	2,867,249
Accumulated losses		(52,483,038)	(41,340,718)
TOTAL EQUITY		5,612,195	7,800,658

The above Balance Sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

	Consolidated Entity			
	Issued and Unissued Capital	Reserves	Accumulated Losses	Total Equity
	$	$	$	$
Balance at 30 June 2005	45,838,897	2,447,996	(29,750,124)	18,536,769
Shares issued, net of costs	435,230	-	-	435,230
Options issued	-	419,253	-	419,253
Net (Loss) for the period	-	-	(11,590,594)	(11,590,594)
Balance at 30 June 2006	46,274,127	2,867,249	(41,340,718)	7,800,658
Shares issued, net of costs	6,345,207	-	-	6,345,207
Options exercised	106,739	(106,739)	-	-
Options issued	1,262,339	1,349,261	-	2,611,600
Net (Loss) for the period	-	-	(11,142,320)	(11,142,320)
Options forfeited	-	(2,950)	-	(2,950)
Balance at 30 June 2007	53,988,412	4,106,821	(52,483,038)	5,612,195

The above Statement of Changes in Equity should be read in conjunction with the following notes.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 30 June 2007 $	30 June 2006 $
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
Payments to suppliers and employees		(9,726,197)	(12,647,726)
Interest received		526,447	764,711
Grants received		-	231,710
Other		-	90
NET CASH FLOWS USED IN OPERATING ACTIVITIES	10	(9,199,750)	(11,651,215)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
Proceeds from sales of plant and equipment		300	375
Payment for purchases of plant and equipment		(4,559)	(55,626)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(4,259)	(55,251)
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
Proceeds from issues of securities		7,783,486	-
Capital raising costs		(408,761)	(2,020)
NET CASH FLOWS USED IN/FROM FINANCING ACTIVITIES		7,374,725	(2,020)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,829,284)	(11,708,486)
Cash and cash equivalents at the beginning of the year		10,013,778	21,453,304
Effects of exchange rate changes on cash and cash equivalents		(775,238)	268,960
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		7,409,256	10,013,778

The above Cash Flow Statement should be read in conjunction with the following notes.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation
This report has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ("IFRS").

The accounting policies adopted are consistent with those of the previous financial year, except for the correction disclosed in Note 5 Financial Liabilities.

Note 2. Dividends
The Company resolved not to declare any dividends in the period ended 30 June 2007.

Note 3. Segment Information
The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4. Contingent Liabilities
There has been no change in contingent liabilities since the last annual reporting date.

Note 5. Financial Liabilities

	30 June 2007		30 June 2006	
Non-current liabilities	No.	$	No.	$
Warrants over ADRs (1 ADR = 10 ordinary shares)	3,000,000	321,001	3,000,000	928,692

Correction of error in relation to the accounting treatment of warrants in prior periods

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

Under the historical version of Australian Generally Accepted Accounting Principles, as applicable for the Company at June 2004, the USD 20 million was recorded in Issued Capital in an amount reflecting the proceeds received. No value was attributed to the warrants. Upon the conversion to A-IFRS on 1 July 2005, the accounting treatment within the financial statements reviewed by the prior auditor was not altered.

As previously disclosed in the Appendix 4D issued on 28 February 2007, the Company identified that the incorrect accounting treatment of this transaction had occurred under A-IFRS.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee ("IFRIC") noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board ("IASB") to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants was required to be recognised as a Financial Liability at their fair value, reducing the Issued Capital recorded. Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

At 30 June 2006 as a result of the correction previously presented non-current Financial Liabilities are increased by $928,692, Issued Capital decreased by $8,823,548 and Accumulated Losses decreased by $7,894,856. As at 30 June 2007 as a result of the correction, a Gain on Financial Liabilities of $607,691 has been recorded in the Income Statement.

The basic and diluted loss per share of the Company for the period ended 30 June 2006 has decreased by 0.10 cents to 9.05 cents.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of these contracts have been correctly and appropriately disclosed in prior period financial statements. In this regard, the Company has an obligation to issue its equity instruments, via ADR's, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The revised classification of the warrants as liabilities, does not impact on the Company's future liquidity requirements or ability to continue as a going concern.

Note 6. Issued and Unissued Capital

	No.	30 June 2007 $	No.	30 June 2006 $
Fully Paid Ordinary Shares	151,517,978	52,726,073	128,144,260	46,274,127
Options over Fully Paid Ordinary Shares	4,352,893	1,262,339	-	-
Total Issued and Unissued Capital		53,988,412		46,274,127

During the year ended 30 June 2007, the following movements in equity occurred:
Shares
* Issue of 22,014,468 shares to investors as part of a capital raising
* Issue of 481,250 shares to consultants
* Issue of 120,000 shares to an employee
* Exercise of 758,000 options by employees

Options
* Issue of 4,352,893 options to investors as part of a capital raising

Note 7. Reserves - Share Based Payments

	No.	30 June 2007 $	No.	30 June 2006 $
Options over Fully Paid Ordinary Shares	9,928,262	2,137,824	5,752,500	898,252
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	320,000	453,563	320,000	453,563
Total Share Based Payments		4,106,821		2,867,249

During the year ended 30 June 2007, the following movements in share based payments occurred:
Options
* Issue of 2,214,478 options to employees
* Issue of 494,284 options to consultants
* Issue of 3,200,000 options to Directors and the Company Secretary
* Exercise of 758,000 options by employees
* Forfeiture of 150,000 options by employees
* 825,000 options expired on 1 February 2007

Note 8. Loss per Share

	30 June 2007	30 June 2006
Basic loss per share (cents)	(7.92)	(9.05)
Diluted loss per share (cents)	(7.92)	(9.05)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(11,142,320)	(11,590,594)
	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	140,754,495	128,051,589

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 9. Net Tangible Assets

	30 June 2007	30 June 2006
Net Tangible Assets	$5,612,196	$7,800,658
No. of Shares	151,517,978	128,144,260
Net Tangible Assets (cents)	3.70	6.09

Note 10. Cash Flow Reconciliation

	30 June 2007	30 June 2006
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(11,142,320)	(11,590,594)
Add back depreciation expense	58,582	118,196
Add back revaluation of warrants	(607,691)	(128,715)
Add back equity issued for nil consideration	1,579,132	856,503
Loss on sale of plant & equipment	161	894
(Increases)/Decreases in accounts receivable	97,662	(19,685)
(Increases)/Decreases in other current assets	(57,707)	384,333
Increases/(Decreases) in provisions	(26,068)	29,636
Increases/(Decreases) in accounts payable	123,251	(1,032,823)
Add back foreign exchange	775,238	(268,960)
Net cash flow used in operating activities	(9,199,750)	(11,651,215)

(b) Reconciliation of cash and cash

Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:		
Cash and cash equivalents	7,409,256	10,013,778

Note 11. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 12. Audit

This report is based on amounts which are in the process of being audited. An Annual Report containing the audit report shall be provided in due course.

Note 13. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2007, the consolidated entity has accumulated losses of $52,483,038 and has incurred negative cash flows from operations of $9,199,750 in the year ended 30 June 2007. The consolidated entity has generated AU$7.78 million (before costs) from a capital raising in December 2006 such that the cash position has reduced from AU$10,013,788 at 30 June 2006 to AU$7,409,256 at 30 June 2007.

The consolidated entity has sufficient resources to fund the completion of the current Phase IIa clinical trial investigating the safety and tolerability of PBT2 for the treatment of Alzheimer's Disease. The results of this trial are expected in the 1st quarter of the 2008 calendar year. However, to progress all of the non-clinical trial activities of the consolidated entity for at least the next 12 months, additional funds will be required. Whilst there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs to the level of available cash resources over the next 12 months. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

The directors believe that the going concern basis of preparation is appropriate given the following reasons:

Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $65m through the issue of equity and warrants, before costs. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity's ability to effectively manage expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 30 June 2007. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.